                                                                   Exhibit 14(a)

                         MERRILL LYNCH INDEX FUNDS, INC.

                              AMENDED AND RESTATED
                PLAN PURSUANT TO RULE 18f-3 UNDER THE INVESTMENT
                                   COMPANY ACT

Each series of Merrill Lynch Index Funds, Inc. (individually a "Fund" and, collectively, the "Funds") offers Class I Shares and Class A Shares as follows:


Account Maintenance Fees
------------------------

Class A Shares bear the expenses of the ongoing account maintenance fees applicable to the Class A Shares.


Transfer Agency Expenses
------------------------

Each Class shall bear any incremental transfer agency cost applicable to the particular class.


Voting Rights
-------------

Class A Shares have exclusive voting rights on any matter submitted to shareholders that relates solely to its account maintenance fees. Each Class shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of the other Class.


Dividends
---------

Dividends paid on each Class will be calculated in the same manner at the same time and will differ to the extent that any account maintenance fee and any incremental transfer agency cost relates to a particular Class.


Exchange Privileges
-------------------

Holders of Class I Shares and Class A Shares shall have such exchange privileges as set forth in the Funds' current prospectus. Exchange privileges may vary between Classes and among holders of a Class.


Other Rights and Obligations
----------------------------

Except as otherwise described above, in all respects, each Class shall have the same rights and obligations as the other Class.